Mail Stop 3561

September 24, 2009

Mr. Nana Baffour, CEO
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, New York 10022

> **Re: Midas Medici Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 24, 2009**
> **File No. 333-161522**

Dear Mr. Baffour:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the prospectus appears to use the words "Company" and "we" to designate Utilipoint as well as Midas Medici. See, e.g., page 13 (risk factor concerning control of holding company by executive officers and directors); page 26 (discussing capital on hand of holding company); page 29 (noting that Utilipoint has funded operations since inception largely through cash from stockholders and third-party financings). See also the risk factor addressing additional capital on page 15 (stating belief that current cash, anticipated cash flow from operations and net proceeds from financing will suffice to meet anticipated cash needs for foreseeable future); page 30 ("Following this offering, we expect the combination of cash flow from operations and the proceeds from the public

equity offering to continue to meet our anticipated cash requirements for at least the next twelve months …."). The lack of differentiation may be confusing. Please revise, as appropriate, to identify the holding company or the subsidiary specifically in any instance where the statement could otherwise be ambiguous.

2. Prior to effectiveness, please provide a copy of the letter from the FINRA or a telephone call to inform us that the FINRA has finished its review and has no additional concerns regarding the underwriting arrangements.

Prospectus Summary, page 1

3. Your Prospectus Summary repeats a large amount of disclosure contained elsewhere in your document. Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary discussion should be brief, not contain all of the detailed information contained elsewhere in the document, and should not unnecessarily repeat information contained elsewhere. The key aspects of the offering should be clearly set forth in the summary section. Please revise here and throughout your document to eliminate unnecessarily duplicative disclosures.

Corporate History, page 6

4. We note your disclosure here that you issued 1,348,516 shares for the purchase of 120,414 Utilipoint shares is inconsistent with your disclosure on F-54 which states that you purchased 42,191 Utilipoint shares. Please reconcile this apparent inconsistency.

Risk Factors, page 9

5. We note your statement that "the risks below are not the only risks we are facing. Additional risks and uncertainties not currently know to us or that we currently deem to be immaterial may also materially adversely affect our business operations." You should not reference risks that are not deemed material. Revise to delete the noted statements.

6. The initial paragraph of this section should make clear that all of the material risks inherent in this offering have been addressed.

7. Revise your subheadings to ensure they specifically disclose the material risk that you discuss in the text. If a risk factor is included in your prospectus, you should describe the risk clearly and concretely and include the nature of the specific risk or harm in your subheadings. For example, clarify the risks to investors in the subheadings "Fluctuations in foreign currency exchange rates affect our operating results in U.S. dollar terms", "Our ability to use our net operating loss carryforwards may be subject to limitation" and "We have never paid common stock dividends and have no plans to pay dividends in the future". Revise your disclosure to clearly state the risks in each of your subheadings.

Use of Proceeds, page 17

8. We note that the registrant will use $500,000 of the proceeds to repay subordinated debt and accrued expenses. Please set forth the interest rate and maturity of such debt. If the indebtedness was incurred within one year, describe the use of the proceeds of the amount(s) borrowed, other than use for working capital. See Instruction four to Item 504 of Regulation S-K. Please also clarify the nature of the referenced accrued expenses.

9. We note that you will use $484,377 to $771,877 of proceeds for working capital purposes. Indicate the anticipated uses of the working capital proceeds.

10. We note that the prospectus indicates that "[w]e may find it necessary or advisable to use portions of the proceeds for other purposes than identified above. In addition, we will have broad discretion in the application of net proceeds." The company also states that it may depart from the stated uses of the proceeds in the eighteenth risk factor on page 13. Please note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. Please revise as appropriate.

11. We note that the company indicates that the proceeds may be used to finance acquisitions of other businesses. Please revise to indicate the identity of any businesses, if known, and if not known the nature of the businesses sought and the status of any negotiations concerning the acquisition.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 20

12. We note from your disclosure on page 27 that Midas Medici issued 1,348,516 shares and 172,597 options to the Utilipoint shareholders to effect the transaction. This appears to represent a 61% ownership on a fully diluted basis by the Utilipoint shareholders. We also note that prior to the transaction Midas Medici had no operations. Based on your disclosure on page 19, it appears that you are recording the acquisition of Utilipoint as a business combination under SFAS No. 141(R). Please provide us with your detailed analysis supporting your accounting for this transaction as a business combination, including your analysis of paragraphs A11 – A15 and A108 of SFAS 141(R) and EITF 02-5. In your response, please provide the individual ownership percentages of Mr. Baffour and Mr. Kachidza on a pre-acquisition basis for both Utilipoint and Midas Medici.

Note 2 – Unaudited Pro Forma Condensed Consolidated Net Income (Loss) Per Share, page 23

13. It appears that the basic pro forma net income (loss) per share at June 30, 2009 begins with 962,000 shares of common stock of Midas Medici. We note that this share amount has been adjusted for share transactions that occurred between July 1, 2009 and the filing date of this prospectus. This adjustment does not appear to be appropriate as these share transactions are not directly attributable to the acquisition of Utilipoint or your initial

public offering. Please provide us with a detailed explanation supporting this presentation under Article 8-05 of Regulation S-X or revise your pro forma financial statements accordingly.

Note 3 – Adjustments of Pro Forma Condensed Consolidated Balance Sheet, page 24

14. We note that you recorded a pro forma adjustment of $269,000 to eliminate the put stock options pursuant to the employment and separation agreements of two Utilipoint officers. It does not appear that this adjustment is directly attributable to the acquisition of Utilipoint or your initial public offering. Please provide a detailed explanation supporting this presentation under Article 8-05 of Regulation S-X or revise your pro forma financial statements accordingly.

15. We note that you recorded a pro forma adjustment to reflect the return of 425,000 shares to treasury. It does not appear that this adjustment is directly attributable to the acquisition of Utilipoint or your initial public offering. Please provide a detailed explanation supporting this presentation under Article 8-05 of Regulation S-X or revise your pro forma financial statements accordingly.

16. We note that you recorded a pro forma adjustment to reflect the additional shares issued between June 30, 2009 and the date of this filing. It does not appear that this adjustment is directly attributable to the acquisition of Utilipoint or your initial public offering. Please provide a detailed explanation supporting this presentation under Article 8-05 of Regulation S-X or revise your pro forma financial statements accordingly.

17. Please revise to provide a pro forma adjustment reflecting the tax effects of your other adjustments using the statutory rate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 29

18. Revise to indicate the company's amount of working capital.

19. Address the company's external sources of liquidity.

Executive Compensation, page 52

20. We note that you have provided information regarding the compensation earned by Nana Baffour and Johnson Kachidza who were appointed effective May 15, 2009. Please note Instruction 3 to Item 402(m)(2) which indicates that that if a PEO served in that capacity during any part of a fiscal year with respect to which information is required, information should be provided as to all of his or her compensation for the full fiscal year. Please revise or advise. We may have further comment.

<u>Security Ownership of Certain Beneficial Owners and Management, page 54</u>

21. Please revise to provide an address for B.N. Bahadur.

<u>Certain Relationships and Related Transactions, page 55</u>

22. Please provide further details concerning the arrangement under which the company has incurred the management fees and expenses of $100,000 owed to KLI and referenced in the second full paragraph on page 55. Explain the relationship, if any, to the Management Agreement between Utlipoint and KLI that is discussed in the last full paragraph on page 55. Please attach any relevant written agreement as an exhibit to the registration statement.

23. Please provide as exhibits to the registration statement (i) the Reimbursement Agreement, (ii) the return to treasury agreements dated July 29, 2009, (iii) the senior subordinated debentures issued to KLI, and (iv) the Management Agreement, all referenced on page 55.

24. Please add the information required by Item 404 of Regulation S-K concerning the Capital Commitment Agreement with KLI and the Intelligent Project, LLC, a KLI portfolio company, and the other related agreements. See, e.g., page F-54. Please also provide as exhibits to the registration statement the Capital Commitment Agreement and the ancillary agreements, see, e.g., pages F-34-35.

<u>Financial Statements</u>

<u>General</u>

25. Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a currently dated consent from the independent accountants in any amendment.

<u>Utilipoint International, Inc. Unaudited Financial Statements for the Six Months Ended June 30, 2009</u>
<u>Notes to Condensed Consolidated Financial Statements</u>
<u>Note 3 - Summary of Significant Accounting Policies, page F-41</u>

26. Interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be included with the interim financial statements.

Exhibits

27. We note that Exhibit 3.1 provides the articles of incorporation, and Exhibit 3.3 provides the bylaws, of Mondo Acquisition I. Please revise to provide the articles of incorporation and the bylaws of the registrant as currently in effect.

28. It appears that the date cited for the Form 8-K that is incorporated by reference in Exhibits 3.2 is erroneous. Please revise.

29. It appears that Exhibit 21, Subsidiaries, should include the Czech subsidiary of Utilipoint. Please provide also the jurisdiction of incorporation or organization of each subsidiary. See Item 601(b)(21) of Regulation S-K.

30. Please provide as exhibits the various leases described on page 46 and any agreements governing the stock issuances and sales to certain investors on July 17, July 31 and August 14, 2009, see, e.g., pages 25-26 and II-2. In the alternative, please explain why you are not required to provide such instruments and agreements. See Item 601(b).

31. Please file the remaining exhibits as soon as possible to allow the staff adequate time to review the documents.

Exhibit 5.1 Legality Opinion

32. Please revise to file a dated legality opinion by Sichenzia Ross Friedman Ference LLP.

33. We note your statement that "we are opining solely on (i) with respect to the opinions expressed in paragraph (1) above, all applicable statutory provisions of Delaware corporate law, including …." Please revise to clarify that with respect to the purchase option shares in paragraph (3) you are opining upon Delaware corporate law including the rules and regulations, the applicable provisions of the Constitution of the State of Delaware and all applicable judicial and regulatory determinations.

Mondo Acquisition I, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008
Report of Independent Registered Public Accounting Firm, page F-1

34. Please advise your independent accounting firm to revise the first paragraph of their audit report to include the December 31, 2007 balance sheet as it appears this balance sheet is included in the financial statements presented.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 15

35. We note your statement that a "disclosure controls and procedures, no matter how well

conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met." Given this qualification, the disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to reasonable assurance could be removed from the disclosure.

Section 302 Certifications

36. We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

- you replaced the word "report" with "annual report" in various instances
- the head note to paragraph 5 did not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))

Please revise your certifications to address the issues noted above.

Midas Medici Group Holdings, Inc. Form 10-Q for the Six Months Ended June 30, 2009

Item 4T. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 5

37. We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

Closing comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or David Link at (202) 551-3356, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas A. Rose, Esq.
        FAX: (212) 930-9725